Exhibit 99.1

News Release

For Immediate Release

Stantec signs letter of intent to acquire FSC Architects & Engineers

EDMONTON AB (September 1, 2011) TSX, NYSE:STN

North American design firm Stantec announced today that it has signed a letter of intent to acquire Yellowknife-based FSC Architects & Engineers. The multidisciplinary consulting firm has over 70 employees in four office locations including Yellowknife, Northwest Territories; Whitehorse, Yukon; Iqaluit, Nunavut; and Edmonton, Alberta.

“With the FSC team joining Stantec we significantly strengthen our presence in the Canadian North,” says Bob Gomes, Stantec president and chief executive officer. “FSC’s unique cold-weather focus will add a new element to our buildings practice and allows us to offer a complete package of environmental, scientific, engineering, and project management services to FSC’s unique client base.”

Founded in 1976, FSC Architects & Engineers is a professional consulting practice with a special interest in cold-climate and remote-location architecture and engineering projects. FSC provides services and expertise within architecture, mechanical, electrical, civil/municipal, structural, and environmental engineering for public and private clients. The firm has a diverse portfolio of projects including the highly acclaimed Northwest Territories Legislative Assembly Building in Yellowknife, the Piqqusilirivvik Inuit Cultural Learning Facility in Clyde River, Nunavut, and the RCMP “V” Division Headquarters in Iqaluit, Nunavut. FSC also designed the Eric Nielson Whitehorse International Airport Expansion in Yukon, and the Yakutsk International Air Terminal Building in Russia.

“As part of Stantec, we’ll be able to offer our clients much more than our existing services,” says Rod Savoie, CEO “Joining Stantec also gives our employees the expanded career development opportunities that a large North American firm like Stantec can provide.”

Stantec has a long history of providing services in the Canadian North, and an existing permanent presence with a small office in Yellowknife. Recently, Stantec announced plans to acquire Bonestroo, Inc, a 275-person firm based in Minnesota, and completed the acquisition of Caltech Group, a 180-person firm headquartered in Calgary, Alberta earlier this year. Stantec was ranked in the top 10 in Building Design magazine’s annual World Architecture 100 survey in 2010 and is the largest architecture practice in Canada.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. Stantec trades on the TSX and on the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions. www.stantec.com.

Cautionary note regarding forward-looking statements
This press release contains forward-looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this press release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Rachel Sa Stantec Media Relations Tel: (416) 598-5699 rachel.sa@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com	FSC Contact Rod Savoie, P.Eng., LEED AP CEO, FSC Architects & Engineers Tel: (867) 633-2400
One Team. Integrated Solutions.